

Mail Stop 3561

October 17, 2016

John Swygert
Chief Financial Officer
Ollie's Bargain Outlet Holdings, Inc.
6295 Allentown Boulevard, Suite 1
Harrisburg, Pennsylvania 17112

      Re: Ollie's Bargain Outlet Holdings, Inc.
             Form 8-K Dated August 31, 2016
             Filed August 31, 2016
             File No. 1-37501

Dear Mr. Swygert:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                     Sincerely,

                                     /s/ James Allegretto

                                     James Allegretto
                                     Senior Assistant Chief Accountant